

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 18, 2016

Heath D. Linsky, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, NE
Atlanta, GA 30326

Re: NexPoint Real Estate Strategies Fund (the "Fund")
       Registration Statement on Form N-2
       File Nos. 333-209022; 811-23129

Dear Mr. Linsky:

We have reviewed the registration statement referenced above that was field on January 19, 2016 and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

Prospectus

Outside Front Cover

Please present the disclosure using non-italic type.

The disclosure on page 13 states that the Fund is not required to raise a minimum amount of proceeds from this offering in order to commence operations. This fact should also be disclosed on the outside front cover of the prospectus. In an appropriate place in the prospectus summary, please disclose the estimated minimum dollar amount of capital that must be raised by the Fund which would enable it to sustain viable operations with a reasonable chance of attaining its investment objective.

The information contained in the second, third and fourth sentences of the eighth paragraph should be presented in a bullet point format.

Please also present the following disclosure in bullet point format and in bold type:

- An investment in the Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

- The amount of distributions that the Fund may pay, if any, is uncertain.

- The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

Expand the disclosure contained in the ninth paragraph to identify the quarterly period in which the Fund will make its first offer to repurchase its shares.

Any commissions paid by other persons and other consideration should be noted and briefly described in footnote (2) to the pricing table. In this regard, *see* Instruction 2. to Item 1.g. of Form N-2, and the reference therein to the term "commissions" as defined in paragraph 17 of Schedule A of the Securities Act of 1933 (the "Securities Act").

Expand footnote (3) to the pricing table to disclose the net per share and total proceeds to the Fund, after the payment of expenses of issuance and distribution and sales load. In this regard, *see* Instructions 2. and 6. to Item 1.g. of Form N-2. Also disclose that the payment of expenses of issuance and distribution, although "payable by the Fund" are indirectly paid by investors in this offering and will immediately reduce the net asset value of each share purchased in this offering.

In your response letter, please confirm that all of the information that precedes the section captioned "Table of Contents" will appear on the outside front cover of the prospectus in at least 10-point type.

Investment Strategy (page 1)

In your response letter, please explain whether REITs wholly-owned by the Fund will satisfy the REIT ownership requirements of the Internal Revenue Code. If so, what mechanism or policies will be in place to ensure that the ownership requirements will be met? Will any restrictions be imposed on ownership of shares of the Fund? If so, could these restrictions give rise to shareholder disenfranchisement?

The prospectus discloses that the Fund will invest in REITs and other entities wholly-owned by the Fund. It appears that the wholly-owned subsidiaries of the Fund may be deemed to act as extensions of the Fund's investment operations designed to facilitate the execution of the Fund's investment strategy. Accordingly, please explain in your response letter whether such subsidiaries will be consolidated with the financial statements of the Fund. In this regard, please see SEC Division of Investment Management Guidance Update No. 2014-11 (October 2014).

Additionally, with respect to the Fund's wholly-owned subsidiaries, please provide details regarding the choice of form of entity and jurisdiction of organization. Also, please confirm the following:

> a. that the Fund complies with the provisions of the Investment Company Act of 1940 (the "ICA") governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its wholly-owned subsidiaries.

> b. that each of the separate investment advisory contracts (as noted in the fourth paragraph on page 3) that the wholly-owned subsidiaries will enter into with the Adviser complies with provisions of the ICA relating to investment advisory contracts (Section 15). The investment advisory agreement between the Adviser and the wholly-owned subsidiaries are material contracts that should be included as exhibits to the registration statement. Because the Fund and the wholly-owned subsidiaries will have the same Adviser, for purposes of complying with Section 15(c), the reviews of the Fund's and the wholly-owned subsidiaries' investment advisory agreements may combined.

> c. that the wholly-owned subsidiaries comply with the provisions relating to affiliated transactions and custody (ICA Section 17). Identify the custodian of the wholly-owned subsidiaries.

It appears from the prospectus disclosure that the Fund may invest in a number of pooled investment vehicles. The disclosure appearing on page S-4 of the SAI also states that the Fund may invest up to [5]% of its gross assets in private investment funds , known as "hedge funds," that would be required to register as investment companies but for an exemption under section 3(c)(1) or 3(c)(7) of the ICA. To what extent does the Fund intend to invest other entities that would be investment companies under section 3(a) of the ICA but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the ICA?

The disclosure states that the Fund may invest in publicly traded REITs managed by affiliated or unaffiliated asset managers and their foreign equivalents. Please clarify how the foreign issuers in which the Fund invests would be the equivalent of a REIT; for example, would the foreign issuer and its U.S. investors be afforded substantially the same tax advantages under the Internal Revenue Code as a REIT?

Provide brief plain English explanations of "structured, private institutional credit opportunities offered primarily in conjunction with GSEs" and "direct preferred equity and mezzanine investments in real properties."

The disclosure states that the Fund may invest in CMBS, RMBS and other real estate credit investments. Please highlight each category of "other real estate credit investments" in which the Fund may principally invest. Also, clarify whether the Fund may invest in the residual or equity tranches of the CMBS, RMBS and, to the extent applicable, other real estate credit investments. If so, then also disclose whether there is any limit on the amount that the Fund may invest in these tranches. In an appropriate section of the prospectus, please disclose the heightened level of risk presented by such investments; for example, that they typically would be required to absorb all of the losses and expenses of the investment before the more senior tranches would be required to do so.

Will the investment managers of the Private Real Estate Investment Funds or other of the Fund's investments receive asset-based fees and incentive fees paid by the Private Real Estate Investment Funds or other of the Fund's investments, and indirectly paid by investors in the Fund? If so, please disclose the amount of fees that are typically paid; for example, 2% and 20%, respectively. Also disclose that there are other fees and expenses paid by the Fund and its underlying investments that are described in the "Fees and Fund Expenses" section of the prospectus.

Will the Fund invest in funds that are "fund-of-funds?" If so, also disclose that the Fund will pay a third layer of fees in the event that it invests in a fund that is itself a "fund-of-funds."

Will any of the funds in which the Fund invests be subject to "carried interests?" If so, please provide additional relevant disclosure regarding "carried interests."

Leverage (page 2)

The disclosure identifies the maximum amount of leverage under the ICA that the Fund may directly employ, but also states that the Fund may invest in Private Real Estate Investment Funds, Public REITs, REOCs and Non-Traded REITs, which may themselves incur higher levels of leverage. Accordingly, clarify, if true, that the Fund could be effectively leveraged in an amount far greater than the limit imposed by the ICA.

Policies (page 2)

The disclosure states that the Fund's 80% policy with respect to investment in real estate and real estate related securities is not fundamental and may be changed by the Board of Trustees without shareholder approval. Please disclose that the Fund will provide to its shareholders with at least 60 days prior notice of any change to its 80% investment policy, per the Fund's non-fundamental 80% investment policy as stated on page S-2.

The disclosure further states that, if at any point the Adviser has reason to believe that the underlying fund's investment strategy has changed, or that the underlying asset mix has changed in a way that no longer satisfies the 80% policy, the Adviser will immediately reclassify the investment for purposes of testing the Fund's compliance with its 80% policy. Please amplify the disclosure to state what additional steps the Fund will undertake when an investment in such an underlying fund causes the Fund to fall out of compliance with its own 80% policy.

Investment Adviser and Fees (page 3)

The disclosure states that the Adviser's senior management team has experience across private lending, private equity, real estate investing and other investment strategies. It also states that, collectively, the Adviser's affiliates manage approximately $18.9 billion in assets as of November 30, 2015. Please disclose, as of a recent date, the approximate amount of real estate-related assets that the Adviser manages.

The last paragraph states that REITs or other entities wholly-owned by the Fund will have separate investment advisory agreements with the Adviser. It further states that, to the extent fees are paid to the Adviser by these entities, an equal amount of fees will be rebated back to the Fund by the Adviser, such that shareholders of the Fund will only be subject to one layer of fees to the Adviser. Expand the disclosure to clarify that the shareholders of the Fund will nonetheless be subject to all of the other fees and expenses of the REITs or other entities wholly-owned by the Fund. In this regard, in a footnote to the fee table, please confirm that all such fees and expenses are reflected in the "Total Annual Expenses" line item presentation.

Summary of Risks (page 5)

Please add disclosure highlighting the material risks relating to the tax status of the Fund's REIT subsidiaries. Also expand the disclosure appearing under "U.S Federal Income Tax Matters" to highlight the relevant tax matters applicable to the REIT subsidiaries.

Conflicts of Interest (page 5)

Please add the word "substantial" to the beginning of the caption for this section.

The disclosure contained in the first paragraph provides an example of the conflicts of interest that are presented by an investment in the Fund. Please expand the disclosure contained in this section, as necessary, to highlight each material potential conflict of interest that a prudent investor should be made aware of in connection with his or her decision whether to invest in shares of the Fund.

The first paragraph also states that the Fund's Adviser will seek to allocate investment opportunities among eligible accounts in a manner that is fair and equitable over time and consistent with its allocation policy. Yet, it also states that there can be no assurance that such opportunities will be allocated to the Fund fairly or equitably either in the short-term or over time. Accordingly, please clarify how the Adviser will be able to discharge its fiduciary obligations to the Fund through the implementation of such an allocation policy.

<u>Fees and Fund Expenses</u> (page 12)

We note that most of the information in the fee table and Example is incomplete. Please provide us with the details of the Fund's fees, expenses and Example presentation as soon as they are available.

Disclose the level of Fund assets under management that are assumed when estimating the level of fees and expenses that are being presented in the Fund's "Fees and Fund Expenses" presentation. Also, in your response letter, please indicate the basis for selecting that particular level of assets under management; that is, why is it appropriate to assume that the Fund will be able to attract that particular level of investment during the first 12 months of the continuous offering of its shares.

The disclosure on page 2 states that the Adviser will be entitled to receive a monthly fee at the annual rate of [1.25]% of the Fund's Daily Gross Assets. It also states that "Daily Gross Assets" is defined in the Investment Advisory Agreement as total assets, less any liabilities, but excluding liabilities evidencing leverage. Since the Fund expects to use leverage during the first 12 months of its operations, it would appear that the management fees expressed as a percentage of net assets attributable to shares would be greater than the 1.25% presented in the fee table. In a footnote to the fee table, please explain how the management fee, when presented as a percentage of net assets attributable to shares, is calculated using the Investment Advisory Agreement contractual rate of 1.25% of the Fund's Daily Gross Assets.

In a footnote to the "Interest Payments on Borrowed Funds" line item presentation please describe the assumptions used to determine the percentage value that will be included in the fee table. The footnote should also clarify that all fees and expenses in respect of borrowing money and, if applicable, issuing and servicing debt securities and/or preferred stock, will be indirectly borne by the holders of the Fund's shares. In this regard, disclose whether the Fund plans to issue debt securities and/or preferred during the next twelve months and, if it does, add applicable fee table and example disclosure reflecting the cost of issuing and servicing debt securities and/or preferred stock.

The disclosure presented in footnote (5) states that the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund, with certain exceptions, to the extent that they exceed [2.0]% per annum of the Fund's average Daily Gross Assets. As noted in the prospectus, the Fund expects to use leverage and the definition of Daily Gross Assets includes leverage. Please expand the footnote (5) disclosure to explain how the "Fee Waiver and Reimbursement" percentage amounts, included in the fee table and presented as a percentage of net assets attributable to shares, are calculated when the terms of the Expense Limitation Agreement are expressed as a percentage of the Fund's Daily Gross Assets.

The Shareholder Transaction Expenses section of the fee table lists the "Exchange Fee" as "None." However, it appears from the disclosure appearing under "Exchange of Shares," on page 53, that when shares of the Fund are exchanged for shares within the Highland Funds Complex, the transaction could be subject to an exchange fee. Please reconcile the disclosure.

Please make clear, in a footnote to the fee table, that all of the fees and expenses of the Fund's subsidiaries expected to be incurred during the first 12 months of this offering are included in the "Total Annual Expenses" line item presentation.

The disclosure on page 11 states that the Fund's distribution policy is to make quarterly distributions (including any return of capital) to shareholders in an amount targeted to represent an amount equivalent to an annual rate of at least 6.00% of the Fund's current net asset value. It is unclear from the disclosure contained in footnote (5) whether the Expense Limitation Agreement will effectively allow the Fund to maintain a managed distribution policy without making significant returns of capital to investors when earnings and profits do not support such distribution levels. If it will, then disclose that the Advisers will not seek to recapture amounts waived or reimbursed if the Fund's distribution rate is lower than the distribution rate made at the time the fees were waived and/or expenses reimbursed.

In footnote (5), please clarify that, any recapture by the Adviser of fees waived or expenses reimbursed is permissible only to the extent that the amount recaptured, taken together with the fees and expenses of the Fund at the time of recapture, will not exceed the lesser of (1) the expense cap in effect at the time the fees were waived/reimbursed, and (2) the expense cap in effect at the time the recapture is sought.

Use of Proceeds (page 13)

The disclosure states that, during the period before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund's distributions during this period may consist, in whole or in part, of a return of capital. Clarify, if true, that the distributions by the Fund consisting, in whole or in part, of a return of its shareholders' capital could occur even after the Fund is fully invested.

In the last sentence of this section, please clarify that when invested capital is returned to shareholder in a distribution by the Fund, the reduction by the Fund's fees and expenses, as well as the applicable sales load, is non-refundable to its shareholders.

Market Opportunity (page 15)

In the first sentence, please clarify that the more than doubling of real estate prices has occurred only in selected markets.

Expand the disclosure to provide a plain English definition of "capitalization rates," accompanied by a brief explanation of their significance.

Actively-Managed Private Real Estate Securities (page 16)

Expand the last sentence of the first paragraph to highlight the typical credit profile of a borrower to whom a "high-yield" loan is made. Also disclose that "high-yield" investments are also known as "junk." Also, disclose whether there is any maximum amount of the Fund's assets that may be invested in high-yield/junk securities.

The disclosure also states that market conditions have presented the Fund with an opportunity to engage in "lending secured or supported by real estate asset values." Please expand the disclosure to highlight the material differences between lending secured by real estate and lending secured or supported by real estate values.

Please revise to provide the plain English equivalent of the disclosure contained in last sentence of this section.

Diversification of Asset Managers (page 18)

The disclosure states that, on occasion, and when investing in private debt and/or equity, the Fund may identify and invest with unaffiliated asset managers with expertise in managing portfolios of real estate. Please amplify the disclosure to highlight what is contemplated by this type of an arrangement. In this regard, will these asset managers be sub-advisers to the Fund?

Fund Expenses (page 40)

The disclosure appearing in the fourth paragraph states that, on the basis of "the anticipated size of the Fund," it is estimated that the Fund's annual operating expenses will be approximately $[   ], which includes offering costs but does not take into account the effect, if any, of the Expense Limitation Agreement between the Fund and the Adviser. Please amplify the disclosure to identify the period of time for which the annual operating expenses estimate is presented, as well as the anticipated size of the Fund on which it is based.

Determination of Net Asset Value (page 41)

In your response letter, please inform the staff whether the Fund's Board of Trustees will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund's Board of Trustees will regularly review the historical accuracy of its fair value methodologies. *See* Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Description of Capital Structure and Shares (page 49)

The disclosure states that "the Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges (See IC Release No. 28909, September 22, 2009)." It appears that the reference to the IC Release No. should instead be 28908. Please revise.

<u>Plan of Distribution</u> (page 50)

The disclosure contained in the third paragraph should instead be presented under a caption entitled "Additional Broker Dealer Compensation." Also, expand the disclosure contained in the third paragraph to state the maximum permissible amount of the Additional Compensation that could be paid. Further clarify that the Adviser also benefits when the payment of Additional Compensation results in increased assets under management and a corresponding increase in its management fees.

The disclosure states that, prior to the initial public offering of shares, the Adviser will have purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the ICA. In this regard, please disclose the dollar amount of shares that the Adviser will purchase from the Fund.

<u>Exchange of Shares</u> (page 53)

Identify each fund that will constitute the Highland Funds Complex into which shares of the Fund could be exchanged. Also clarify whether shares of all of the funds within the Highland Fund Complex will be available for exchange during all Repurchase Offer periods.

<u>Statement of Additional Information</u>

<u>General Information and History</u> (page S-1)

Please check the definition of "non-diversified investment company" appearing the second sentence.

<u>Fundamental Policies</u> (page S-1)

The seventh enumerated fundamental policy permits the Fund to lend its portfolio securities. In a separately captioned "Securities Lending" section, please highlight the characteristics and risks of securities lending. The discussion should disclose that the costs of securities lending do not appear in the Fund's fee table and disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending. Disclose how any additional income earned on securities lending is typically split. Identify the maximum amount of the Fund's assets that can be invested in securities lending. Also state that the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

<u>Non-Principal Investment Strategies</u> (page S-3)

In your response letter, confirm that the Fund will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Fund and, if true, that they are subject to the Fund's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

<u>Valuation of Derivative Instruments</u> (page S-9)

 The disclosure states that the Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument's notional value or upon valuations provided by third party pricing services, subject to the approval of the Board. Briefly highlight the circumstances under which the Fund would value a derivative instrument based on its notional value.

<u>Trustee Qualifications</u> (S-14)

For each trustee, please ensure that the disclosure to be provided briefly identifies the **specific** experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time that the disclosure is made, in light of the Fund's business and structure. *See* Item 18.17 of Form N-2.

Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus.

<u>Signatures</u> (pages C-5)

At the time the registration statement was originally filed, Brian Mitts was the sole initial trustee of the Fund. Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the ICA. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund's Board of Trustees.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel